UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2008

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 852-2169-6390

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

China Fundamental Acquisition Corporation (the "Company") has been informed by Chardan Capital Markets, LLC, the representative for the underwriters of the Company's initial public offering, that separate trading of the ordinary shares and warrants included in the units commenced on July 22, 2008. The Company's units (CFQUF), ordinary shares (CFQCF) and warrants (CFQWF) commenced separate trading on the Over-the-Counter Bulletin Board on such voluntary separation date. The Company's press release, announcing the separation of trading is included as exhibit 99.1 to this report of foreign private issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

Dated: July 23, 2008	By:	/s/ Chun Yi Hao
Chun Yi Hao
Chief Executive Officer